June 29, 2015

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

RE:	Cyberonics, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended April 24, 2015
Filed June 15, 2015
File No. 000-19806

Dear Mr. James:

Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 25, 2015 (the “Comment Letter”).  For your convenience, the exact text of the comments provided by the Staff is included in bold face type preceding the response.

Form 10-K for Fiscal Year Ended April 24, 2015

Item 9A.  Controls and Procedures, page 45.

1.
We note your disclosure that your “management has concluded that [your] internal controls over financial reporting were effective as of April 25, 2014.”  Please amend your filing to provide management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, which in your case is as of April 24, 2015.  Refer to the guidance in Item 308(a)(3) of Regulation S-K.

Martin James
Securities and Exchange Commission
June 29, 2015
Page  of 2 of 2

Response:

The sentence on page 45 should read as follows:

“Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of April 24, 2015.”

Cyberonics intends to file a Form 10-K/A to correct this administrative error.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to this filing to the undersigned at (281) 228-7275.

Very truly yours,

/s/ Gregory H. Browne
Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)